EXHIBIT VI

EIB Capital and Governance Update

In preparation for a withdrawal of the United Kingdom from the EU, which will result in the termination of its membership of the European Investment Bank (“EIB”), the EIB’s Board of Governors has approved a number of measures relating to the EIB’s capital and governance. Some of these measures will require an amendment to the EIB Statute.

With respect to the EIB’s subscribed capital, the Board of Governors has approved the replacement of the UK capital share by a pro-rata capital increase of the remaining EU Member States. The paid-in part of that capital increase will be financed out of the EIB’s reserves. This capital increase will be effective as of the withdrawal of the United Kingdom from the EU, which is currently expected to take place no later than October 31, 2019. Related amendments to the EIB Statute have also been approved by the Council of the European Union, after consultation with the European Commission and the European Parliament.

In addition, the Board of Governors has approved a further increase of the capital subscribed by Poland and Romania by EUR 5,386,000,000 and EUR 125,452,381, respectively, including related changes to the EIB Statute. This proposed capital increase as well as the related amendments to the EIB Statute are currently following the prescribed procedure for approval by the Council of the European Union, after consultation with the European Commission and the European Parliament, which may take place in the upcoming months.